EXHIBIT 21.1

List of Subsidiaries

SUBSIDIARY/AFFILIATE NAME	INCORPORATION

Spectrum Oncology Private Limited	India

Spectrum Pharmaceuticals International Holdings, LLC	Delaware

Allos Therapeutics, Inc.	Delaware

Spectrum Pharmaceuticals Cayman, L.P. (1% Spectrum Pharmaceuticals International Holdings, LLC and 99% Spectrum Pharmaceuticals, Inc.)	Cayman Islands

Spectrum Pharmaceuticals, B.V.	Netherlands

Spectrum Pharmaceuticals Canada, Inc.	Canada

Talon Therapeutics, Inc.	Delaware